September 30, 2011

RE: Get cash now from your Dividend Capital investment.

Dear Investor,

Good news!  Now you can sell your Dividend Capital Total Realty Trust, Inc. investment and regain control of your money.  Right now, MPF will pay you $5 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Dividend Capital Total Realty Trust, Inc. to decide if or when you get your money back. But this offer expires on November 21, 2011, so you must act soon.

Why take advantage of this opportunity today?

•
Dividend Capital Does not Intend to be Listed. Dividend Capital has an infinite life, and it says that it does “not intend to list [its] shares of common stock for trading on an exchange.”  Sell today and ensure you get your money out from this security. While it has a redemption program redeeming at $8.45 per Share, in the last 4 quarters it has been over-subscribed and only redeemed 12%, 8%, 7%, 7%, and 9% of requested redemptions.  Sell all your Shares to us today!

•
Dividend Capital’s FFO does not support its dividend.  Dividend Capital reported a modified FFO for June 30, 2011 equal to $0.49 per Unit, which does not support the $0.60 annualized per Unit dividend; it can only pay that much by distributing original capital.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Dividend Capital confirms the transfer.  MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer at www.mpfi.com/tenders/OfferForTRT.pdf  (also available at the SEC’s EDGAR website and for free by calling the number below). If you choose to sell your Shares to us, please read and fill out the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires November 21, 2011 (unless extended). So don’t delay. Fill out and mail in the Dividend Capital Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 10,000,000 shares of common stock of Dividend Capital Total Realty Trust, Inc., at a price of $5 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at www.mpfi.com/tenders/OfferForTRT.pdf and at the SEC’s EDGAR website.  You may also call or write us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON November 21, 2011, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).

Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.